METALLA ACQUIRES AN EXISTING ROYALTY ON KIRKLAND LAKE'S FOSTERVILLE MINE

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
July 27, 2020

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has entered into a purchase and sale agreement with NuEnergy Gas Limited ("NuEnergy")(ASX:NGY) to acquire an existing 2.5% net smelter return royalty interest (the "Royalty") on the northern and southern portions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake") (NYSE: KL) operating Fosterville mine ("Fosterville") for a total consideration of AUD$6 million, consisting of AUD$4 million in common shares of Metalla ("Metalla Shares") and AUD$2 million in cash.

Brett Heath, President & CEO of Metalla commented, "This transaction marks our 50th royalty asset in less than four years and we are pleased to add a royalty on an iconic mine for the gold sector and major counterparty in Kirkland Lake into our growing portfolio. Kirkland Lake has made an incredible discovery on the Fosterville Mine in the last few years, and we are excited to have exposure to the southern and northern extensions of the high-grade deposits which include the Swan zone, Harrier, and Robbin's Hill. This transaction provides shareholders with exposure to one of the highest-margin gold mines on the planet, and with nine rigs currently drilling at Fosterville we see strong potential for further high-grade discoveries (1,2)."

Mr. Heath continued, "We are excited to partner with NuEnergy using our third-party model and welcome them as a new shareholder of Metalla. The transaction provides NuEnergy with a more efficient way to maximize long-term value through holding the royalty through our equity, provides for immediate and long-term liquidity, exposure to the diversified growing portfolio, and more attractive public market premiums."

TRANSACTION STRUCTURE

Metalla has agreed to acquire a 2.5% Royalty from NuEnergy for a total purchase price of AUD$6 million. Metalla will satisfy the consideration for the Royalty by paying AUD$2 million in cash and issuing 467,730 Metalla Shares representing AUD$4 million in value based on the ten (10) trading day volume weighted average price of the Metalla Shares on the TSX Venture Exchange (the "TSXV") prior to this announcement. The transaction is subject to other customary closing conditions, including obtaining the requisite TSX Venture Exchange and NYSE American approvals, Foreign Investment Review Board ("FIRB") approval from the Government of Australia and is expected to close in October 2020.

FOSTERVILLE MINE(1)(2)

Fosterville is a high-grade, low cost underground gold mine in Victoria, Australia which has been in production since 2005. In 2019, Fosterville produced 619koz gold at a grade of 39.6 g/t and a cash cost of US$119/oz and AISC of US$291/Oz. Kirkland Lake recently reissued its guidance for 2020 at Fosterville where it anticipates producing 590 - 610koz of gold at an operating cost of US$130-US$150/Oz of gold(2). In 2015, drilling at depth on the Phoenix decline led to the discovery of the high-grade Eagle/Swan Zone, containing mineralization which resulted in a large increase in reserve grade for the mine and production. Similar zones at depth have been documented at the Harrier Zone which continues to extend south toward Metalla's royalty claims. A ramp up in mining in the Harrier zone is anticipated to begin once development and ventilation upgrades are completed. Kirkland Lake has stated they are undergoing US$70 - US$80 million dollars of exploration and development drilling at Fosterville with a focus on the highly prospective Harrier south area where they have disclosed they have intersected quartz veins with visible gold similar in texture to those found in the Swan Zone.(2)

ROYALTY MAP (7)

The Royalty covers the southeastern and northeastern sections of the Fosterville mining lease and a large area east and south of the mining lease. Mineralization at the Harrier and Phoenix/Swan Zone are on strike with the royalty grounds in the south. We expect the Harrier mineralization to continue onto the royalty area after further resource conversion drilling is completed. The Royalty claims currently do not cover any publicly disclosed and NI 43-101 compliant reserves or resources. The Russell's Reef and Hallanan's prospects are within the southern royalty grounds. In the north, Robbin's Hill is on strike with the royalty grounds as well with the Goornong South prospect further north.

FOSTERVILLE RESERVES (1)(2)(3)(4)(5)(6)

Reserves
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Phoenix Proven Reserves	168	17.4	94
Phoenix Probable Reserves	2,120	37.1	2,530
Phoenix Proven & Probable Reserves	2,290	35.6	2,630

Harrier Proven Reserves	8	4.7	1
Harrier Probable Reserves	350	6.9	77
Harrier Proven & Probable Reserves	358	6.8	79

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves, Canadian investors should refer to the NI 43-101 Technical Reports for Fosterville and on file at www.sedar.com and the Kirkland Lake Annual Information Form December 31, 2019.

(2) See Kirkland Lake news release filed on December 3,2019 and Kirkland Lake news release filed on June 30, 2020.

(3) Numbers may not add due to rounding.

(4)  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)  Mineral resource are exclusive of mineral reserves.

(6)  See technical report titled "Updated NI 43-101 Technical Report for the Fosterville Gold Mine" dated April 1, 2019.

(7)  Royalty claims outside the Fosterville mining lease in the map cover historical claims currently subject to a tender process in the state of Victoria, Australia and are not guaranteed to be covered

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Fosterville is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's Royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the closing of the proposed transactions, stock exchange acceptance, FIRB approval, , continuance of commercial production at Fosterville, future development, production, recoveries, cash flow, the profitability margins achieved at Fosterville, other anticipated or possible future developments at Fosterville and the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and current and potential future estimates of mineral reserves and resources, and the future value of the Company's stock on the stock exchanges. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.